UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2017

Commission File Number 001-37846

CELLECT BIOTECHNOLOGY LTD.

(Translation of registrant’s name into English)

23 Hata’as Street

Kfar Saba, Israel 44425

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒               Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Attached hereto as Exhibit 99.1 and incorporated by reference herein is a press release issued by the Registrant entitled “Cellect Biotechnology Provides Corporate Update and Reports First Quarter 2017 Financial Results.”

The financial statements in this Form 6-K are incorporated by reference into the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on November 28, 2016 (Registration No. 333-214817).

Exhibit

99.1	Press Release, dated May 29, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cellect Biotechnology Ltd.

	By:	/s/ Eyal Leibovitz
	Name:	Eyal Leibovitz
Date: May 30, 2017	Title:	Chief Financial Officer